October 7, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Mail Stop 6010

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Security Capital Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
Filed June 28, 2005
File No. 001-07921

Dear Mr. Rosenberg:

This letter is submitted on behalf of Security Capital Corporation (the “Company”) in response to your letter dated September 23, 2005 relating to the above-mentioned filing by the Company.  For convenience, the Staff’s comment is set forth below prior to the Company’s response.

Notes to Consolidated Financial Statements, Note 4.  Significant Accounting Policies, Assignment Development Costs, page 39

Comment No. 1

We note your response to comment number 1.  Please tell us how your exclusion from the income statement of assignment development costs incurred and reimbursement of these costs complies with U.S. GAAP.  Please address EITF 99-19 and EITF 01-14 in your response.  In your response, tell us, for each period presented the amount of assignment development costs incurred.

Registrant’s Response

A.            Facts

At the time that a franchisee (the “Franchisee”) enters into a Franchise Agreement (the “Franchise Agreement”) with Primrose School Franchising Company (“PSFC”), a wholly owned subsidiary of Primrose Holdings Inc. (“Primrose”), the Company’s 98.5%-owned subsidiary, the Franchisee may also enter into an Agreement to Assign Real Estate Purchase Agreement (the “Assignment Agreement”).  Upon execution of the Franchise Agreement, the Franchisee makes a payment of $50,000 to PSFC, which PSFC is entitled to retain if the Franchisee defaults under either the Franchise Agreement or the Assignment Agreement.

As franchisor, PSFC’s initial services to the Franchisee under the Assignment Agreement involve providing management consulting assistance to the Franchisee with respect to various matters relating to site location and preparation for the construction of the Franchisee’s Primrose School (“Development Services”).  Alternatively, the Franchisee may provide the Development Services itself, or retain someone other than PSFC to provide such Development Services.  Under the Assignment Agreement, PSFC provides pre-construction assistance to the Franchisee in (i) locating a site suitable for the Franchisee’s Primrose School; (ii) preparing a site location analysis, including a description of the property, a demographic profile, a competitive analysis, and community information; (iii) obtaining a title commitment from a title insurance company; (iv) providing the Franchisee’s lender with requested information to facilitate the lender’s approval; (v) working with the site architect, surveyor, engineer, and other professionals to prepare environmental and soil reports, drawings, and other documentation necessary to obtain building and zoning permits from local government authorities; and (vi) coordinating all closing matters, including the work of the title company, the settlement attorney, the appraiser, and the lender, necessary for the Franchisee to purchase the land for its Primrose School.

1.             Development Services Fixed Fees

Under the Assignment Agreement, PSFC provides Development Services for a fixed fee of $20,000.  PSFC uses its own employees to provide Development Services, expenses its own direct costs as incurred, and recognizes its fixed fee as income when the Franchisee’s purchase of the property for its Primrose School closes.  The Franchisee pays PSFC $15,000 of the $20,000 fixed fee for Development Services upon execution of the Assignment Agreement, with the Company treating that $15,000 payment as deferred revenue until the closing.

In addition to paying PSFC’s $20,000 fixed fee for Development Services, under the Assignment Agreement the Franchisee is also obligated to reimburse PSFC for any independent third-party costs it incurs on behalf of the Franchisee with respect to the siting and preparation for construction of the Franchisee’s Primrose School.  Such third-party costs incurred on behalf of the Franchisee may be broken down into three categories:

2.             Third-Party Professional Costs

As noted above, for its $20,000 fixed fee, PSFC performs a management consulting role, including providing assistance to the Franchisee with respect to securing and coordinating the services of various licensed professionals who are critical to the site location and pre-construction process for a Primrose School.  While PSFC may, for example, provide a location analysis prepared by its own employees as part of the Development Services provided for its fixed fee, PSFC is not licensed to perform — and, therefore, its employees cannot perform — various required professional services that can only be performed in a given jurisdiction by licensed professionals, such as an architect, surveyor, engineer, appraiser, attorney, or other licensed independent professionals (“Third-Party Professionals”).  In such cases, the Assignment Agreement makes it clear that PSFC’s Development Services, covered by the $20,000 fixed fee, do not include the costs of the professional services that need to be performed by Third-Party Professionals; that PSFC will procure such services of Third-Party Professionals on the Franchisee’s behalf; that the Third-Party Professionals will be made aware that their services are being performed for the benefit of the

Franchisee; that the Franchisee will have assigned recourse against the Third-Party Professionals if any issues arise as to the quality of the professional services they performed; and that, at the closing, the Franchisee will reimburse PSFC, without markup, additional fees, or other adjustment, for any funds that PSFC has advanced on the Franchisee’s behalf to pay the costs of the services provided by Third-Party Professionals.

In a typical case, the total costs of the services of Third-Party Professionals involved with the site location and pre-construction process for a given Primrose School range from $80,000 to $140,000.  Of that amount, PSFC typically advances between 70% and 90% of those total costs to the Third-Party Professionals for services invoiced prior to the closing, with the Franchisee paying the Third-Party Professionals directly for services invoiced at or after the closing.  The Company records the costs of Third-Party Professionals that it incurs on behalf of a Franchisee as a liability on its balance sheet, with an offsetting receivable from the Franchisee.

In the usual case, PSFC is obligated to pay the Third-Party Professionals for services invoiced to PSFC, irrespective of whether the Franchisee reimburses PSFC for those costs incurred on the Franchisee’s behalf.  PSFC does not, however, engage the services of the Third-Party Professionals until the Franchisee executes both the Franchise Agreement and the Assignment Agreement, the Franchisee has paid PSFC the $50,000 payment under the Franchise Agreement and $15,000 of PSFC’s $20,000 fixed fee for Development Services, and the Franchisee is contractually obligated to pay PSFC the remainder of its $20,000 Development Services fee and to reimburse PSFC for the costs that it incurs for third-party services procured on behalf of the Franchisee.

In the event that the Franchisee defaults, and the closing does not occur, or the closing does occur, but the Franchisee fails to reimburse PSFC for the total costs of the Third-Party Professional services that PSFC has paid on behalf of the Franchisee, PSFC has legal rights against the Franchisee for the funds that PSFC has paid Third-Party Professionals for services rendered on behalf of the Franchisee, including retention of the Franchisee’s $50,000 payment under the Franchise Agreement.  At the time PSFC records its liability to the Third-Party Professionals and its corresponding receivable from the Franchisee, PSFC also offsets in part its receivable from the Franchisee with a reserve reflecting PSFC’s experience with defaults or other instances in which the Franchisee fails to fully reimburse PSFC for its payments to Third-Party Professionals on behalf of the Franchisee.  That reserve is treated as an expense that reduces the Company’s income, but PSFC’s payment of Third-Party Professional costs on behalf of the Franchisee and the Franchisee’s reimbursement of those amounts do not otherwise flow through the Company’s income statement.

3.             Incidental Out-of-Pocket Costs

In addition to the costs of Third-Party Professionals that PSFC incurs on behalf of the Franchisee, PSFC also incurs other incidental out-of-pocket costs, primarily travel costs for PSFC employees (“Incidental Out-of-Pocket Costs”), which are also reimbursable by the Franchisee under the Assignment Agreement.  The Incidental Out-of-Pocket Costs incurred by PSFC in providing Development Services for a given Primrose School typically range from $1,000 to $2,000.

PSFC incurs a significant portion of the Incidental Out-of-Pocket Costs after the Franchisee has executed both the Franchise Agreement and the Assignment Agreement; PSFC itself is obligated to pay the Incidental Out-of-Pocket Costs to the third-party vendor, such as an airline; and the Assignment Agreement requires the Franchisee to reimburse PSFC for these costs without markup, additional fees, or other adjustment.  Unlike the case with Third-Party Professional services, however, the vendors for the Incidental Out-of-Pocket Costs are not made aware of the existence of the Franchisee on whose behalf PSFC is rendering Development Services necessitating the incurrence of the Incidental Out-of-Pocket Costs, and the Franchisee does not have recourse against the vendor if a claim should arise with respect to the vendor’s services.  As was the case with Third-Party Professional services, Incidental Out-of-Pocket Costs are recorded as liabilities; the Franchisee’s obligation to reimburse PSFC for those costs is recorded as a receivable; PSFC sets up a reserve against that receivable; and, other than the reserve being recorded as an expense, the amounts do not flow through the Company’s income statement.

4.             Land Acquisition Costs

The third category of costs sometimes incurred by PSFC on behalf of Franchisees under the Assignment Agreement is land acquisition costs (“Land Acquisition Costs”).  In almost all cases, Franchisees purchase the land on which to construct their Primrose Schools directly from the landowner.  In such cases, PSFC does not take title to the land, even as agent for the Franchisee, and the acquisition costs for the land are not advanced by PSFC.

In certain instances, however, PSFC has taken temporary title to the land from the landowner for the benefit of a Franchisee to facilitate the transfer to a Franchisee that has yet to secure financing.  On average, PSFC maintained title for less than four months before the Franchisee received financing and purchased the land from PSFC.

PSFC incurs Land Acquisition Costs only when the purchase agreement with the landowner is about to expire and building permit or zoning issues remain to be resolved before the Franchisee can secure the financing needed to purchase the land for its Primrose School.  In such cases, PSFC may take temporary title to the land for the benefit of the Franchisee; the Franchisee is obligated under the Assignment Agreement to purchase the land from PSFC as soon as the Franchisee’s financing goes through; PSFC is obligated to transfer title to the Franchisee at the same cost that PSFC paid for the land, without markup, fees, or other adjustment (other than interest for the period, which the Company records as interest income); and the Franchisee is obligated to reimburse PSFC for its Land Acquisition Costs.

PSFC never purchases such land on a speculative basis, but only to facilitate the transfer of a specific piece of property to a specific Franchisee who has executed both a Franchise Agreement and an Assignment Agreement.  PSFC carries no inventory of land for later sale to Franchisees.  PSFC makes no profit from the purchase on behalf of and sale of land to Franchisees.

B.            Analysis

In determining the proper accounting treatment for the independent third-party costs incurred by PSFC on behalf of Franchisees in performing Development Services for Franchisees, the Company has referred to SFAS 45, Accounting for Franchise Fee Revenue, as well as EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, and EITF 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred.

1.             Specific Guidance Under SFAS 45

In determining not to have PSFC’s third-party costs incurred on behalf of Franchisees and Franchisees’ reimbursement of those costs flow through the Company’s income statement, the Company starts with the franchisor-franchisee nature of the relationship between PSFC and the Franchisee.  The Third-Party Professional, Incidental Out-of-Pocket, and Land Acquisition Costs described above are incurred on behalf of a Franchisee that has executed both a Franchise Agreement and an Assignment Agreement.

As with other areas with specialized accounting rules, U.S. GAAP has specific rules to address the unique legal nature of the franchisor-franchisee relationship.  Those specific rules are found in SFAS 45.

Paragraph 16 of SFAS 45 provides that, when franchisors engage in transactions for franchisees — such as placing orders for inventory and equipment, or selling products and services acquired from third parties on behalf of the franchisee — at no profit to the franchisor, the franchisor is, in substance, acting as the agent of the franchisee.  In such cases, the franchisor accounts for such transactions as receivables and payables in its balance sheet, and not as items of revenue and expense.

In other words, one defining aspect characterizing the franchisor-franchisee relationship is the franchisor’s performing such procurement services on behalf of its franchisees at no profit to the franchisor.  Under SFAS 45, that fact alone indicates — given the inherent nature of the franchise relationship — that the relationship between the franchisor and franchisee is in substance an agency relationship with respect to such third-party products and services.

Thus, under SFAS 45, PSFC, as the franchisor, is acting as the agent for the Franchisee when PSFC incurs third-party costs on behalf of the Franchisee.  By entering into the Franchise Agreement and the Assignment Agreement, the Franchisee has elected to have PSFC assist it in completing the required Development Services.  The Franchisee is not obligated to retain PSFC and can elect to perform Development Services on its own or retain another agent.  For its services, PSFC receives a fixed fee plus reimbursement of its third-party costs.  PSFC does not earn any profit on the Third-Party Professional, Incidental Out-of-Pocket, and Land Acquisition Costs it incurs on behalf of the Franchisee under the Assignment Agreement.  Accordingly, the Company’s accounting treatment for these costs is in accordance with SFAS 45.

2.             General Guidance Under EITF 99-19 and 01-14

Even if the relationship between PSFC and the Franchisee were not a franchisor-franchisee relationship governed by SFAS 45, the result would be the same under general U.S. GAAP principles governing gross revenue reporting as principal versus net revenue reporting as agent.  Under both EITF 99-19 and EITF 01-14, the Emerging Issues Task Force (“EITF”) takes the position that, when the “gross” versus “net” reporting issue is not governed by another, more specific accounting authority — such as SFAS 45 — the matter should be resolved by an analysis of the facts and circumstances at hand to determine whether various indicators tend to support one conclusion or the other.  The EITF recognizes that such determinations are matters of judgment that turn on the specific facts and circumstances, including the relative strength of the indicators present, and provides useful guidance, including examples, to help resolve the matter when various indicators point in different directions.

EITF 99-19

The Company believes that, even in the absence of the specific franchise guidance in SFAS 45, EITF 99-19’s general guidance supports the Company’s determination not to run reimbursable Third-Party Professional, Incidental Out-of-Pocket, and Land Acquisition Costs incurred on behalf of Franchisees through its income statement.  In particular, the Company notes the EITF’s emphasis on several key indicators present here that all favor net reporting as agent:  (i) the Franchisee relies on the third-party vendor, not on PSFC (except in the case of Incidental Out-of-Pocket services), as the primary obligor source for fulfillment of the services required and recourse for remedies in the case of dissatisfaction with the services performed (a strong indicator of net reporting as agent); (ii) PSFC does not perform or otherwise enhance any part of the services provided by the third-party vendors, or commingle its services (and the fee for those services) with those of the third-party vendors; (iii) PSFC does not have the ability to establish the prices that the third-party vendors charge to the Franchisee, since the third-party vendors have their own pricing schedules; (iv) PSFC is not involved in the determination of the service specifications needed by the Franchisee from third-party vendors since such services must meet the requirements of state and local government authorities (e.g., environmental and soil studies, building permits, zoning applications) or other third-party requirements (e.g., the Franchisee’s lender); and (v) PSFC receives only a fixed fee for its Development Services, and makes no profit in procuring the third-party services for the Franchisee (or land in those instances where PSFC takes temporary title for the benefit of the Franchisee), regardless of the amount of third-party costs (or Land Acquisition Costs) incurred on behalf of the Franchise.  Conversely, while PSFC may bear a measure of credit-type risk in procuring those third-party services for the Franchisee (a weak indicator of gross reporting as principal), that risk is low-level, being mitigated by the fact that PSFC secures the services (and land, as the case may be) after the Franchisee has specifically engaged it to do so by executing both the Franchise Agreement and the Assignment Agreement; the Franchisee is contractually obligated under the Assignment Agreement to reimburse PSFC at closing; PSFC has legal remedies to compel the Franchisee to do so, including retaining the $50,000 that the Franchisee paid to PSFC upon execution of the Franchise

Agreement; and, in most cases (other than Incidental Out-of-Pocket Costs), the vendor is made aware that PSFC is acting as the agent of the Franchisee and the Franchisee will have assigned recourse against the vendor.

EITF 99-19 goes on to provide various helpful examples to illustrate the EITF’s analysis where certain indicators may point in opposite directions.  Two of the examples — Examples 11 and 13 — are particularly instructive on our facts, providing guidance on the application of the strong indicators and demonstrating how the effect of other indicators can be mitigated under the circumstances.

Example 11 makes it clear that the fact that the Franchisee looks to the third-party provider of services procured by PSFC as the primary obligor for fulfillment and recourse for remedies with respect to the services is a strong indicator that PSFC is acting as the agent of the Franchisee in procuring such services.  This would be so under Example 11 even if PSFC were to charge a percentage “markup,” rather than simply passing the third-party provider’s charge on to the Franchisee without markup, fees, or other adjustment.  Moreover, Example 11 makes it clear that the fact that PSFC initially selects the third-party vendors that meet pre-set criteria and is itself obligated to pay the vendors does not change the result.  According to Example 11, the credit-type risk borne by PSFC is sufficiently mitigated by the fact that PSFC procures the third-party services on behalf of the Franchisee after the Franchisee has specifically retained PSFC to do so and has specifically agreed to reimburse PSFC for the third-party costs incurred by PSFC on behalf of the Franchisee.  Once again, the Company’s facts are even stronger for net reporting since PSFC has recourse against the Franchisee’s $50,000 payment under the Franchise Agreement if the Franchisee fails to reimburse PSFC for its third-party costs.

Example 13 again stresses the strong indicator that the third-party service providers are the primary obligors from the perspective of the Franchisee.  This Example shows that, even if PSFC had a measure of pricing control (which it does not), that fact would not overcome the strong primary obligor indicator.  Furthermore, Example 13 demonstrates that even a general inventory risk (there, physical loss of airline tickets) and credit risk (disputed charges) borne by the agent does not change the net reporting result.

EITF 01-14

EITF 01-14 focuses on whether reimbursement of incidental out-of-pocket costs paid to independent third parties should be reported on a gross basis as principal or a net basis as agent.  As discussed above, PSFC receives reimbursement for certain Incidental Out-of-Pocket Costs, which include primarily travel-related costs of PSFC employees.  The Company excludes these Incidental Out-of-Pocket Costs and the subsequent reimbursement from its income statement.  The provisions of EITF 01-14 state the general rule that reimbursements received for incidental out-of-pocket costs incurred should be characterized as revenue in the income statement, basing that conclusion on the fact that typically the “service provider” (here, PSFC), not the third-party vendor, is the primary obligor relied upon by the customer (here, the Franchisee); the service provider generally has discretion in selecting the third-party supplier; and the service provider generally has the credit risk.

The Company excludes reimbursement for the Incidental Out-of-Pocket Costs from its income statement for three reasons:  First, EITF 01-14 expressly defers to more specific accounting guidance, and the specific guidance of SFAS 45 provides for such exclusion when the franchisor receives no profit from third-party products and services procured by the franchisor on behalf of the franchisee.  Second, the other third-party costs incurred by PSFC on behalf of the Franchisee — i.e., the Third-Party Professional and Land Acquisition Costs — are properly excludable under both SFAS 45 and EITF 99-19, and it would be anomalous to exclude them, but then include the Incidental Out-of-Pocket Costs.  Finally, the amount of Incidental Out-of-Pocket Costs is very small.

C.            Schedule of Development Services Fixed Fee Revenue and Reimbursed Third-Party Costs

The total Development Services fixed fee revenue and reimbursed third-party costs for the years 2004, 2003, and 2002 are presented below:

(amounts in thousands)	2004	2003	2002

Development Services Fixed Fee Revenue	$340	$120	$175

Third-Party Professional Costs	$1,673	$565	$539
Incidental Out-of-Pocket Costs	23	8	6
Land Acquisition Costs	1,297	317	—
Total Third-Party Costs	$2,993	$890	$545

From the schedule, it is clear that the amount of PSFC’s Development Services fixed fees recognized as revenue from Franchisees in a given year is dwarfed by the amount of reimbursements received by PSFC from Franchisees for third-party costs paid to independent vendors by PSFC on behalf of Franchisees in the course of providing those Development Services.  For example, in 2004, the Company’s $340,000 in reported revenues from performing Development Services for Franchisees would be increased almost ten-fold to $3,333,000 if those revenues also included the $2,993,000 in reimbursements that PSFC received for third-party services that PSFC procured on behalf of Franchisees.

The Company respectfully submits that, in addition to not following GAAP, the reporting of such reimbursements for third-party costs as part of PSFC’s revenues would totally distort the magnitude of PSFC’s Development Services activities.  In addition, PSFC’s Development Services revenues would vary with the costs charged by the third-party vendors — which could vary from project to project based on the number or severity of regulatory issues encountered, the professional fee structure in a given locale, or other factors unrelated to PSFC’s actual provision of Development Services — even though PSFC’s $20,000 fixed fee for Development Services on the project remained the same.  This could make the stand-alone financial statements of Primrose and the consolidated financial statements of the Company confusing and misleading to investors and other users of these financial statements due to the significant variability in revenues.  Finally, of course, except for differences due to the timing of payments and reimbursements of third-party costs in a given period, PSFC’s recognition of the Franchisee’s reimbursements of third-party costs as revenues would be offset by PSFC’s recording of those same costs as expenses, leaving the Company’s net income from Development Services unchanged.

*              *              *              *              *

In connection with the above response, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact myself or Richard O’Connor at (203) 625-0770 if you should require any additional information.

Sincerely,

/s/ William R. Schlueter
William R. Schlueter
Senior Vice President and Chief Financial Officer